Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

RE: Craft College Inc.
Comments to registration statement on Form SB-2
Dated July 18, 2006
File No. 333-135661

Staff comment

We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not further process the registration statement until these material deficiencies are addressed.

At your inception, you issued one common share to American Media Systems, your parent, in exchange for your inventory, intellectual property and other assets. Based on disclosure in both companies' filings, it appears you are succeeding to the instructional DVD business of American Media Systems and this business is considered to be the predecessor of Craft College. As such, the financial statements of Craft College should be restated to include the transferred operations that were part of the parent's financial statements. Please revise to present the operations of this business from its inception on December 6, 2004. The carve-out financial statements should focus on presenting the track record of management and the evolution of the business, rather than limiting the presentation to include only the accounts of the operations contributed. Accounts should be excluded from the carve-out financial statements only if they relate to businesses that are clearly and logically separable from the business contributed. Please obtain an audit report for the balance sheets presented as of December 31, 2005 and 2004, and the related statements of operations, cash flows and stockholders' equity for the years then ended, as well as cumulative financial statements required by SFAS 7.

Supplemental disclosure

As requested by staff we have restated our financial statements and notes to reflect the transferred operations that were part of the parent's financial statements since the parent's inception on December 6, 2004. We have further included the interim financial statements for the period ending June 30, 2006.

As per conversation with staff, the restated financial statements and interim financial statements have not been included in this cover letter but have been included in amendment No. 1 as a complete new set of financial statements.

We have revised our disclosure to coincide with our restated financial statements. These amendments are detailed in section A) below and have been redlined in the registration statement.

We have also amended the registration statement to reflect business developments since the previous filing and to enhance general disclosure. These amendments are detailed in section B) below and have been redlined in the registration statement.

A) Revised disclosure to reflect the restated financial statements.

  Page 3 - Business Summary

  AMS is our predecessor and the historical financial information in this prospectus includes AMS' DVD business.

  Page 4 and 5 - Risk Factors

  Our predecessor marketed the instructional DVDs unsuccessfully for 18 months. We have a limited history of operations and unless we are able to successfully establish distribution channels, our business and operating results will suffer resulting in the complete failure of our business. We have only recently begun the activities described herein and there is no certainty that we will be successful in developing distribution channels for our DVDs. To date, we have limited sales and even if revenues meet levels we anticipate, we could sustain losses, and our business and the price of our common stock may be harmed. See notes accompanying financial statements for information on our history of losses and anticipation of continued losses.

  The financial statements presented in this prospectus might not be a true reflection of the results we would have achieved as a stand-alone company. This may result in materially different results in the future than indicated by these financial statements. Management made assumptions and allocation of expenses when preparing the historical financial statements. Had we operated as an independent company since inception of American Media Systems Co. it is likely that expenses and losses would have been greater than those presented in the financial statements. This may compromise our forecast on the cost to run the business resulting in need for additional financing.

  Page 13 - Business Development

  The business of Craft College was initially operated with limited success by our predecessor, American Media Systems Co. for eighteen months. All assets related to our operations were transferred to us by our predecessor in exchange for 100% of our common shares. These assets included two series of instructional DVDs, all inventories of finished DVDs, agency agreements with Brand Specialists and Memories Complete, and web sites associated with the two series. This transfer of assets was effected on February 23, 2006, the date of our incorporation.

  During 2005 our predecessor established initial retail distribution channels for our products and online distribution channels through our web sites and other 3rd party sites like eBay.com. They held meetings with several national retailers including Michaels Store, Wal-Mart, Sams Club and ACMoore, however none of these meetings resulted in sales or distribution of our DVDs through any of these retailers. On May 31, 2006, American Media Systems Co. sold 100% of our shares. As a result of the sale Craft College Inc is now operating as an independent corporation.

  Page 17 - Management Discussion and Analysis or Plan of Operations

  Our predecessor's efforts to market and sell our instructional DVDs were met with limited results. During the 18 months prior to the sale of Craft College total revenue of $11,063 was recorded.

  Page 19 - History of Operations

  We were incorporated on February 23, 2006 as a wholly owned subsidiary of American Media Systems Co. ("AMS"). AMS is our predecessor and the historical financial information in this prospectus includes AMS' DVD business. AMS marketed our products from December of 2004 until the sale of the Company on May 31, 2006. In that period they established initial distribution channels for our products but only limited sales were achieved. As of June 30, 2006, we have realized cumulative revenues of $11,254 and have generated $68,663 in net loss from operations.

  Page 19 - Management's Discussion and Analysis of Financial Condition and Results of Operations

  For the six months ended June 30, 2006 we incurred an operating loss of $10,951 compared to a loss of $27,978 for the same period last year. The major components to expenses faced by the company for the period was audit of $ 5,418 (2005 - $252) consulting of $4,800 (2005 - $21,600), rent of $1,742 (2005 - $3,886), legal fees of $255 (2005 - $Nil), and advertising of $612 (2005 - $nil). The balance of expenses were office of $ 377 (2005 - $457), telephone and communication $355 (2005 - $1,701), bank charges and interest of $44 (2005 - $30), and exchange gain of $4 (2005 - loss of $4). As of June 30, 2006 we had $100,344 in cash as compared to $Nil at December 31, 2005. Total assets at June 30, 2006 were $115,182 (2005 - $12,881). Total liabilities as of June 30, 2006 were $6,475 (2005 - $14,596) and there was no long term debt at either period end.

B) Amendments to reflect business developments since the previous filing and to enhance general disclosure.

  Amended disclosure to reflect the establishment of an operations office in Delta, British Columbia.

    Page 3 - Business Summary

    Our registered office is located at 136 East South Temple, Suite 2100 Salt Lake City, UT 84111 and we maintain a corporate offices at 1950 Stemmons Freeway, Suite 5001, Dallas Texas, 75207 and our operations office is at 7231-120th Street, Suite 208, Delta, British Columbia.

    Page 13 - Business Development

    Craft College Inc., is a Utah company incorporated on February 23, 2006, as a wholly owned subsidiary of American Media Systems Co. (AMS). Our registered office is located at 136 East South Temple, Suite 2100 Salt Lake City, UT 84111 and our corporate head office is located at 1950 Stemmons Freeway, Suite 5001, Dallas Texas, 75207 and our operations office is at 7231-120th Street Suite 208, Delta, British Columbia

    Page 20 - Description of Property

    The Company's corporate headquarters are located at 136 East South Temple, Suite 2100 Salt Lake City, UT 84111. We currently maintain a corporate office at 1950 Stemmons Freeway, Suite 5001, Dallas Texas, 75207, and our operations office is at 7231-120th Street, Suite 208, Delta, British Columbia.

  Amended disclosure to reduce the number of days we will sell shares pursuant to an effective registration statement from 270 to 180 days.

    Page 1 - Prospectus Cover Page

    We will offer shares pursuant to this prospectus for 180 days from the date it is declared effective by the Securities and Exchange Commission. If we do not receive the minimum amount of $250,000 within 180 days from the effective date, all funds will be returned to investors promptly without deduction. No assurance can be given that we will be able to sell any shares.

    Page 3 - Offering Summary

    All funds will be returned to investors promptly without deductions if we do not raise $250,000 within 180 days from the date this prospectus is declared effective.

    Page 10 - Plan of Distribution

    If we do not receive the minimum amount of $250,000 within 180 days of the effective date of our registration statement, all funds received will be returned without a deduction. You will only receive a refund of your subscription if we do not raise a minimum $250,000 within the 180-day period referred to above. In order to release the funds contemplated under this prospectus Wells Fargo N.A., must confirm that all funds, including checks, money orders, or wire transfers have been cleared and all corresponding subscription agreements have been signed by the subscriber and approved by the company within 180 days from the date this prospectus is declared effective. In the event that Wells Fargo N.A. do not receive the minimum $250,000 and signed and approved subscription agreements within 180 days they are under instruction to return all funds to all individual investors without deductions.

    Page 10 - Offering Period and Expiration Date

    This offering will start on the effective date of this prospectus and continue for a period of up to 180 days.

    Page 11 - Funds in Trust

    If they do not receive a minimum of $250,000 within 180 days of the effective date of this offering, all subscriptions received by them will be promptly returned to each investor without interest or deduction there from.

    Page 18 - Plan of Operation

    Complete our public offering. We have 180 days to complete from the date the Securities and Exchange Commission declares our offering effective.

  Amended disclosure to consistently disclose information on the Craft College series before the Mentor Media series throughout the registration statement.

    Page 3 - Business Summary

    The first series, titled Craft College, instructs viewers on craft making. We have completed two subjects and are presently producing a third. Each series is comprised of three separate levels of expertise - beginner, intermediate and advanced for a total of six DVD titles. We expect our third subject, Card Making to be completed within the next ten weeks. The Craft College series is currently being sold through the Internet at www.craftcollege.com our website for the series.

    The second series, titled Mentor Media, instructs viewers on fly-fishing and fly tying techniques and currently includes 6 titles. The series is distributed through the Internet at www.go-fly-fishing.com, our website for the series.

    Page 14 - Business of Issuer

    We write, pre-produce and market instructional video in DVD format for the craft and hobby market. We currently have two series, Craft College and Mentor Media. Craft College is a 5-subject series devoted to the craft market. The DVD instructs users on the tips and techniques associated with each respective craft. The series includes candle making, beading, card making, knitting and scrapbooking across three levels of expertise; beginner, intermediate, and advanced. We have completed two subjects, knitting and scrapbooking totaling six DVD titles.

    The production of each DVD is a three stage process, pre-production, production and post production. In pre-production, the DVD is designed, planned, and storyboarded. Production entails the actual shooting of the DVD, while post production entails editing, adding sound, the introduction, screen navigation and subtitles, and creation of the final master copy. Pre-production is completed by our management, while production and post-production is completed by third party consultants.

    We are presently in post production on Card Making, the third title in the series and we anticipate completion within the next ten weeks. The other subjects are in pre-production.

    Each craft DVD show the viewers the various tips and techniques required to successfully complete the featured craft projects. Each series feature varying levels of complexity from beginners to intermediate to advanced, each providing new techniques to complete increasingly sophisticated craft projects.

    Mentor Media is a six title DVD series on fly-fishing and fly tying techniques for still water and stream fly-fishing. Each DVD is a step by step "how-to" guide that shows viewers how to tie a variety of flies from fly fisherman and describes which flies to use depending on weather, location and feeding habits of local fisheries. The DVDs also include video shots of the insects so viewers can learn behavioral patterns and insect anatomy in order to better perfect both fly tying and fly fishing. The series is distributed through a limited number of retailers and through the Internet at our website www.go-fly-fishing.com.

  Amendments to enhance disclosure.

    Page 5 and 6 - Risk Factors

    Our management has no experience in selling instructional DVDs. This lack of experience may result in sales significantly different from those projected. Our management has made projections and estimates based on their understanding of the business. They have no experience in selling instructional DVDs and their lack of experience may lead to substantially lower revenues than projected.

    The quality of our DVD is vital to the success of our company. Our management does not have experience in production of instructional DVDs and will outsource production to third party consultants. Our management will rely on third party consultants for the production of future DVDs. Loss of their services would adversely affect our business and our ability to maintain our operations. We have not entered into any employment or non-competition agreements with these individuals and do not plan to in the future. Our success will depend on our ability to attract and retain qualified personnel. If we cannot attract and retain the necessary individuals our operating results will suffer. Relying on consultants may lead to greater variance in quality, longer time to completion, or higher costs of production. Any of these factors may result in lower sales and lead to the failure of our business.

    If we lose the services of our President and director, Patricia Castillo or our Director, Dario Passadore we will be left without management. Ms. Castillo and Mr. Passadore have experience in product marketing and in particular retail marketing through major retailers. The loss of either of their services and knowledge of marketing will likely result in the failure of our business.

    We are relying on third party agents to assist us in establishing distribution channels for our DVDs. Our agreements with Brand Specialists and Memories Complete are the only contracts we have with third party agents. These relationships have not led to any additional distribution agreements or sales. To date our third party agents, Brand Specialists and Memories Complete, have been unsuccessful in securing a distribution channel for our products. We will seek to enter into additional relationships with other agents however, there can be no assurance that we will be successful or that our current agents will be successful in establishing sales distribution channels. If we are unable to secure sales, enter into additional agent agreements or our current agents decide to cease representing us our business will suffer.

    Page 9 - Plan of Distribution

    Our President and Chief Financial Officer is not a registered broker-dealer but will be offering our shares pursuant to an exemption from such broker-dealer registration pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934 the "Exchange Act".

    Page 12 - Future Sales of Shares

    If we sell the maximum under this offering, a total of 8,750,000 shares of common stock will be issued and outstanding. Of the 8,750,000 shares outstanding, 5,000,000 are restricted securities as defined in Rule 144 of the Securities Act of 1933. Shares distributed in this prospectus will be immediately resalable without restriction of any kind.

    Page 13 - Business Development

    On June 25, 2006 we completed a private placement of 5 million shares at $0.02 per share to Patricia Castillo, our President.

    Page 21 - Executive Compensation

    We do not currently have employment agreement with our executive officer, but expect to sign an employment agreement with her in the next approximately twelve (12) months.